Eleventh Street Manufacturing, Inc.

October 12, 2012

Ms. Lisa Cole, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Eleventh Street Manufacturing, Inc.
Registration Statement on Form 10-12G
Filed August 31, 2012
File No. 000-54797

Dear Ms. Kohl:

We have filed on EDGAR the above Amendment No. 2 and the related response table which is attached to this letter.

We hereby acknowledge that:

•	Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

/s/ Richard Oravec
Richard Oravec, President

Comment Number	Explanation
1 .	Included. See above.
2 .
Risk Factor revised to indicate no prior involvement with any blank check companies, as follows:

There may be conflicts of interest between our management and our non-management stockholders and management may have incentives to act adversely to the non-management stockholders.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of our stockholders. A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our stockholders. Although management is not currently involved with other blank check companies, if in the future management becomes involved with other blank check companies could create conflicts in the pursuit of business combinations with such other potential future blank check companies with which he is not currently affiliated with but which in the future he may become affiliated with  may arise.  If economic or other business circumstances make becoming in other blank check company attractive to management, they may do so although they have not yet taken any action with respect to any other similar blank check company and are not currently affiliated with any other blank check companies. If we and the other blank check companies that our management may in the future become affiliated with desire to take advantage of the same opportunity, then those members of management that are affiliated with both companies would abstain from voting upon the opportunity. In the event of identical officers and directors, members of management, such individuals will arbitrarily determine the company that will be entitled to proceed with the proposed transaction.

3 .
Disclosure revised as follows:

Richard Oravec, age 42, acts as President, Secretary, Treasurer and Director for the Company since its formation on July 30, 2012.  Since February 2002, he has been President of Pivo Associates, a business consulting as well as an immigration consulting firm.  Business consulting services have involved providing advice to businesses concerning management, marketing, consulting, strategic planning, corporate organization and structure, sales matters in connection with the operations of the business of the their company, assisting in the implementation of short-range and long-range strategic planning to develop and enhance the client’s products and service.  Mr. Oravec does not currently hold any directorship with any companies that are subject to reporting requirements under the Securities Exchange Act of 1934. His significant business related experience, activity and insights as well as business consulting activities will allow him to make a significant contribution to our business activities as a Director of our Company.